UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

Report of Foreign Private Issuer

Pursuant to Rule 13a-16 or 15d-16

under the Securities Exchange Act of 1934

For the month of January 2015

Commission File Number 1-34694

VimpelCom Ltd.

(Translation of registrant’s name into English)

The Rock Building, Claude Debussylaan 88, 1082 MD, Amsterdam, the Netherlands

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F  ☒            Form 40-F  ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):  ☐.

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):  ☐.

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

    Yes  ☐             No  ☒

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-            .

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

VIMPELCOM LTD.
(Registrant)
Date: January 19, 2015

	By:	/s/ Scott Dresser
	Name:	Scott Dresser
	Title:	Group General Counsel

VimpelCom announces management changes

Amsterdam (January 19, 2015)—VimpelCom Ltd. (“VimpelCom”, “Company” or “Group”) (NASDAQ: VIP), a leading global provider of telecommunications services in 14 countries and headquartered in Amsterdam, announces changes to the Group’s Management Team.

René Schuster, Group Chief Operating Officer, will be leaving the Company to pursue other business interests. His responsibilities will be assumed temporarily by the Group CEO, Jo Lunder. Additionally, Anja Uitdehaag, Group Chief Human Resources Officer, has decided to leave the Company.

VimpelCom is pleased to announce the following appointments:

•	Jeremy Roffe-Vidal will join VimpelCom on February 1, 2015 as Group Chief Human Resources Officer. Jeremy was previously Group Human Resources Director and Corporate Vice President of Cap Gemini S.A. Jeremy will build on Anja Uitdehaag’s successes in creating a highly effective Group HR function and formation of a Group Leadership Team and company culture.

•	Andrey Patoka is promoted to be Head of the CIS Business Unit. Andrey joined the Group in 2008 and is currently Executive Vice President and Chief Infrastructure Officer of OJSC VimpelCom. Mikhail Gerchuk, acting Head of the CIS, will continue in his role as Group Chief Commercial and Strategy Officer.

Jeremy and Andrey have been appointed members of the Group’s Management Board.

Jo Lunder, Chief Executive Officer, said: “I would like to start by thanking René and Anja for their service to the Company and on behalf of all my colleagues I wish them success in their future endeavors. I would also like to welcome Jeremy to the Group, and to congratulate Andrey on his promotion to Head of the CIS Business Unit. I am confident that these appointments will have a positive impact on the future development of VimpelCom and I look forward to working with Jeremy and Andrey in their new roles.”

About VimpelCom

VimpelCom, an international telecoms company operating in 14 countries and headquartered in Amsterdam, is one of the world’s largest integrated telecommunications services operators providing voice and data services through a range of traditional and broadband mobile and fixed technologies in Russia, Italy, Ukraine, Kazakhstan, Uzbekistan, Tajikistan, Armenia, Georgia, Kyrgyzstan, Laos, Algeria, Bangladesh, Pakistan, and Zimbabwe. VimpelCom’s operations around the globe cover territory with a total population of approximately 739 million people. VimpelCom provides services under the “Beeline”, “Kyivstar”, “WIND”, “Infostrada” “Mobilink”, “banglalink”, “Telecel”, and “Djezzy” brands. As of September 30, 2014, VimpelCom had 223 million mobile customers on a combined basis. VimpelCom is traded on the NASDAQ Global Select Market under the symbol (VIP). For more information visit: http://www.vimpelcom.com

© VimpelCom Ltd. January 19, 2015

Contact information

Investor Relations VimpelCom Ltd. Gerbrand Nijman / Remco Vergeer ir@vimpelcom.com Tel: +31 20 79 77 200 (Amsterdam)	Media and Public Relations VimpelCom Ltd. Bobby Leach / Artem Minaev pr@vimpelcom.com Tel: +31 20 79 77 200 (Amsterdam)

©VimpelCom Ltd. January 19, 2015